

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

John Wobensmith
Chief Executive Officer
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

     **Re:  Genco Shipping & Trading Limited**
           **Registration Statement on Form S-3**
           **Filed June 29, 2018**
           **File No. 333-226016**

Dear Mr. Wobensmith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

                               Division of Corporation Finance
                               Office of Transportation and Leisure